Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on June 30, 2016. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Diversified Income & Convertible:
Election of Alan Rappaport – Class I to serve until the annual meeting for the 2019-2020 fiscal year*	1,200,000	0
Election of James A. Jacobson – Class II to serve until the annual meeting for the 2017-2018 fiscal year*	1,200,000	0
Election of Hans W. Kertess – Class I to serve until the annual meeting for the 2019-2020 fiscal year	10,201,229	169,318
Election of William B. Ogden, IV – Class I to serve until the annual meeting for the 2019-2020 fiscal year	10,197,245	173,302
Election of Davey S. Scoon – Class I to serve until the annual meeting for the 2019-2020 fiscal year	10,195,676	174,871
Election of A. Douglas Eu† – Class II to serve until the annual meeting for the 2017-2018 fiscal year	10,201,229	169,318
Election of Barbara R. Claussen† – Class III to serve until the annual meeting for the 2018-2019 fiscal year	10,193,924	176,623

The other members of the Board of Trustees at the time of this meeting, namely, Ms. Deborah A DeCotis and Messrs. Bradford K. Gallagher, F. Ford Drummond, and James S. MacLeod continued to serve as Trustees of the Fund.
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* Messrs. Rappaport and Jacobson were elected by preferred shareholders voting as a separate class. All other trustees of Diversified Income & Convertible were elected by common and preferred shareholders voting together as a single class.
† Interested Trustee